[redacted]

S 09057875 MMISSION

SEC Mail Processing Section
FEB 23 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5250 South Sixth Street
(No. and Street)

Springfield (City) IL (State) 62703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore C. Miller (217)241-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallce, LLC
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) St. Louis (City) MO (State) 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore C. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt Equity Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

OFFICIAL SEAL
LUCINDA A. KNIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-15-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditors' Report

To the Shareholder
Roosevelt Equity Corporation
Springfield, Illinois

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Roosevelt Equity Corporation as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended and have issued our report thereon dated February 14, 2009.

In connection with our audit, nothing came to our attention that caused us to believe that the Company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, as explained on page 4, for the year ended December 31, 2008. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for other purpose.

Brown Smith Wallace, LLC

February 14, 2009

ROOSEVELT EQUITY CORPORATION

MEMBERSHIP STATUS IN THE SECURITIES INVESTOR PROTECTION CORPORATION

Year ended December 31, 2008

Roosevelt Equity Corporation, qualified for exclusion from membership in the Securities Investors Protection Corporation during the year ended December 31, 2008, under Section 78ccc (a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the year ended December 31, 2008 (Form SIPC-3) was filed with the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006, on December 31, 2007.

ROOSEVELT EQUITY CORPORATION

Financial Statements and Supporting Schedule

Pursuant to Rule 17a - 5 of the Securities and Exchange Commission

Year Ended December 31, 2008

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditors' Report

To the Shareholder
Roosevelt Equity Corporation
Springfield, Illinois

We have audited the accompanying statement of financial condition of Roosevelt Equity Corporation (the "Company") as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Equity Corporation as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, L.L.C.

February 14, 2009

ROOSEVELT EQUITY CORPORATION

Statement of Financial Condition

December 31, 2008

Assets:		
Cash	$	173,093
Commissions receivable		15,945
Income Tax receivable		14,938
Total assets	$	203,976
Liabilities:		
Accrued commissions payable	$	7,127
Total liabilities		7,127
Shareholder's equity:		
Common stock, $25 par value. Authorized and issued 1,000 shares		25,000
Additional Paid-in and contributed capital		13,389
Retained earnings		158,460
Total shareholder's equity		196,849
Total liabilities and shareholder's equity	$	203,976

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Income

December 31, 2008

Revenues:	
Commission income	$ 138,578
	138,578
Expenses:	
Commissions paid to agents	73,827
Management fees	60,000
NASD fees	8,593
State licenses and fees	2,362
Taxes	733
	145,515
Loss before taxes	(6,937)
Income taxes	196
Net loss	$ (7,133)
Basic and diluted loss per share	$ (7.13)
Weighted average shares outstanding	1,000

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Changes in Shareholder's Equity

December 31, 2008

Common stock		
Balance, beginning of year	$	25,000
Issued during year		0
Purchase treasury stock		0
Balance, end of year		25,000
Additional paid-in and contributed capital		
Balance, beginning of year		13,389
Issued during year		0
Purchase treasury stock		0
Balance, end of year		13,389
Retained earnings		
Balance, beginning of year		165,593
Net loss		(7,133)
Balance, end of year		158,460
Total shareholder's equity, end of year	$	196,849

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Cash Flows

December 31, 2008

Increase (decrease) in cash		
Cash flows from operating activities:		
Net loss	$	(7,133)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Decrease in commissions receivable		12,242
Decrease in commissions payable		(4,824)
Increase in taxes receivable		(14,575)
Net cash used in operating activities		(14,290)
Net decrease in cash		(14,290)
Cash at December 31, 2007		187,383
Cash at December 31, 2008	$	173,093

The accompanying notes are an integral part of this statement.

(1) Nature of Operations

Roosevelt Equity Corporation (the Company) was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds, and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of commission (load).

(2) Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2008, the Company did not have any cash equivalents.

The Company maintains cash balances in financial institutions that at times exceed federally insured limits. In aggregate at December 31, 2008, these accounts hold $0 for which there are no pledges or guarantees outside FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

b) Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Accordingly, there was no allowance for doubtful accounts at December 31, 2008.

c) Comprehensive Income

Accounting principles generally accepted in the United States of America normally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

d) Commission Income and Commissions Paid to Agents

Commission income is recognized as it is earned and related commissions paid to registered representatives are incurred at that time.

The Company receives substantially all mutual fund commission income from one investment company, Pioneer Services Corporation. The Company also receives variable annuity commissions from

Commonwealth Annuity and Life Insurance Company and MetLife Insurance Company of Connecticut. Total 2008 commission income is compromised of approximately 73% mutual fund sales, and approximately 27% variable annuity sales.

The Company incurs commission expense by passing a portion of its commission (load) to the Company's independent sales force. Agent Commission expense ranges between 60% and 75% of commission income for the various products sold. Inactive sales agents forfeit the portion of residual commission income normally paid to active sales agents. As a result, actual total commission expense for the year represented approximately 53% of total commission income.

e) **Use of Estimates**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts as revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

At year-end December 31, 2008, the Company had a federal and state tax receivable of $13,990 and $948, respectively. Federal and state income tax expense incurred for the year ended December 31, 2007 was $(114) and $310, while federal and state income tax paid for the same period was $5,000 and $0, respectively.

(4) Management Fees

During the year, the Company paid management fees to UTG, Inc., the Company's parent company. The fees are based on a fixed fee contract of $60,000 per year. As a result, the Company incurred $60,000 in management fees for the year ended December 31, 2008.

(5) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c 3-1) under the Securities Exchange Act of 1934, which requires that a broker-dealer's aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2008 the Company's net capital was $173,093 as compared with minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0412 to 1.

(6) Exemption from Determination of Reserve Requirement under Rule 15c 3-3

For the year ended December 31, 2008 based on Section (k) (1) of the Rule 15c 3-3, the Company was exempt

from the Rule 15c 3-3, under the Securities Exchange Act of 1934, which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule of the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c 3-3(e) is presented due to this exemption.

(7) Concentration of Credit Risk

The Company's commissions receivable have significant concentration of credit risk. At December 31, 2008, approximately 93% of receivables were due from Pioneer Services Corporation, and approximately 7% of receivables were due from Commonwealth Annuity and Life Insurance Company.

(8) Earnings per Share

Basic earnings per share of common stock were computed by dividing income available to common shareholders, by the weighted average number of common shares outstanding for the year. Basic and diluted earnings per share are the same since the Company has no dilutive instruments outstanding.

ROOSEVELT EQUITY CORPORATION

Schedule of Net Capital

December 31, 2008

Net Capital:			
Shareholder's Equity		$	196,849
Less:			
Non-allowable assets	23,756		
Haircut	0		23,756
		$	173,093
Aggregate Indebtedness - Payables and Accrued Expenses		$	7,127
Minimum Capital Requirements		$	5,000
Excess Net Capital		$	168,093
Percentage of Aggregate Indebtedness to Net Capital			4.12

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital pursuant to rule 15a3-1 and the corresponding computation prepared by Roosevelt Equity Corporation and included in the Company's unaudited Part IIA FOCUS Report filing as amended as of the same date.

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Supplemental Report on Internal Control Required By Securities And Exchange Commission Rule 17a-5

To the Shareholder
Roosevelt Equity Corporation
Springfield, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Roosevelt Equity Corporation (the "Company") December 31, 2008 we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practice and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control *deficiency* exists when the design or operation of a control does not allow management or employees, in normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, L.L.C.

February 14, 2009